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GAMCO Investors, Inc.

June 5, 2012

Mr. Allen J. Lauer
Chairman, Interim President & CEO
Intermec Inc.
6001 36th Avenue West
Everett, WA 98203 - 1264

Dear Allen:

    Thank you for updating us on current dynamics on June 4, 2012.

    After internal discussion and consultation with our Chief Investment Officer, we tend to support the sentiments expressed by Cramer Rosenthal McGlynn, LLC in their May 24, 2012 13D filing.

    We would support any proposal to reduce the stock's significant discount to Private Market Value.

    Best regards.

Sincerely,

Christopher J. Marangi